                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

1. NAME AND ADDRESS OF REPORTING PERSON*

I.G. Investment Management, Ltd.
(LAST) (FIRST) (MIDDLE)
447 Portage Avenue
(STREET)
Winnipeg, Manitoba, Canada R3C 3B6
(CITY) (STATE) (ZIP)

2. DATE OF EVENT REQUIRING STATEMENT (MONTH/DAY/YEAR)

February 11, 2000

3. I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

The Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

4. ISSUER NAME AND TICKER OR TRADING SYMBOL

Keithley Istruments, Inc. (KEI)

5. RELATIONSHIP OF REPORTING PERSON(s) TO ISSUER (CHECK ALL APPLICABLE)

[  ] Director                            [ X ] 10% Owner
[  ] Officer (give title below)          [   ] Other (specify below)

6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

Not applicable.

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)

[   ]    Form Filed by One Reporting Person
[ X ]    Form Filed by More than One Reporting Person

*If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).

                             Form 3 - Page 2 of 5

- --------------------------------------------------------------------------------------------------------------------------
       A.    TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
             OWNED

- --------------------------------------------------------------------------------------------------------------------------
1. TITLE OF SECURITY      2. AMOUNT OF SECURITIES       3. OWNERSHIP
                          BENEFICIALLY OWNED            FORM: DIRECT
                                                        (D) OR INDIRECT        4. NATURE OF INDIRECT BENEFICIAL OWNERSHIP
                                                        (I) (INSTR. 5)         (INSTR. 4)
- --------------------------------------------------------------------------------------------------------------------------
Common Shares             Note 1                        Note 1                 Note 1
- --------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

- ---------------------------------------------------------------------------------------------------------------------------
       B.    TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

              (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
- ---------------------------------------------------------------------------------------------------------------------------
1. TITLE OF DERIVATIVE       2. DATE                3. TITLE AND AMOUNT       4.             5. OWNER-      6. NATURE OF
SECURITY                     EXERCISABLE            OF SECURITIES             CONVER-        SHIP           INDIRECT
(INSTR. 4)                   AND EXPIRATION         UNDERLYING                SION OR        FORM OF        BENEFICIAL
                             DATE                   DERIVATIVE SECURITY       EXERCISE       DERI-          OWNERSHIP
                             (MONTH/DAY/            (INSTR. 4)                PRICE OF       VATIVE         (INSTR. 5)
                             YEAR)                                            DERI-          SECURITY:
                                                                              VATIVE         DIRECT
                                                                              SECURITY       (D) OR
                                                                                             INDIRECT
                                                                                             (I)
                                                                                             (INSTR. 5)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                   AMOUNT
                             DATE        EXPIRA-                   OR NUM-
                             EXER-       TION                      BER OF
                             CISABLE     DATE       TITLE          SHARES
- ---------------------------------------------------------------------------------------------------------------------------
Note 2                                   Note 2     Note 2         Note 2     Note 2         Note 2         Note 2
- ---------------------------------------------------------------------------------------------------------------------------


INSTRUCTION 5(b)(v) LIST OF OTHER REPORTING PERSONS:

       This joint statement is filed by and on behalf of the following Reporting Persons signing this Form 3 and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company") and Investors Global Science & Technology Fund and Investors Canadian Small Cap Fund II (collectively, the "Funds"). Each is filing as a 10% owner for purposes of this Form 3 filing.

       All of the Reporting Persons have their principal places of business at:

                          One Canada Centre
                          447 Portage Avenue
                          Winnipeg, Manitoba
                          Canada R3C 3B6

       None of the Reporting Persons, each a non-U.S. entity, have I.R.S. Identification Numbers.

       IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

       Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.


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                             Form 3 - Page 3 of 5

       The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

       The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

       The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

       IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

       Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

EXPLANATION OF RESPONSES:

Note 1

       Investors Global Science & Technology Fund may be deemed to own beneficially and directly 399,350 shares of Common Stock of the Issuer.

       Investors Canadian Small Cap Fund II may be deemed to own beneficially and directly 113,650 shares of Common Stock of the Issuer.

       Each of IGI, Trustco, the Management Company and the Trustee may be deemed to own beneficially and indirectly, through the Funds, 513,000 shares of Common Stock of the Issuer.

Note 2

       None of the above Reporting Persons beneficially own, directly or indirectly, any derivative securities of the issuer.

                             Form 3 - Page 4 of 5


SIGNATURE:

INVESTORS GROUP INC.


By:     /s/  Robert Gibson Darling
        --------------------------
        Robert Gibson Darling,
        Senior Vice President,
        Securities of
        Investors Group Inc.


INVESTORS GROUP TRUSTCO INC.


By:     /s/  David M.R. Cheop
        ---------------------------
        David M.R. Cheop,
        Vice-President, Corporate Compliance of
        Investors Group Trustco Inc.


INVESTORS GROUP TRUST CO. LTD.


By:     /s/  Robert Gibson Darling
        --------------------------
        Robert Gibson Darling,
        Vice-President
        Investors Group Trust Co. Ltd.


I.G. INVESTMENT MANAGEMENT, LTD.


By:     /s/  Alexander Scott Penman
        ---------------------------
        Alexander Scott Penman
        President of
        I.G. Investment Management, Ltd.

                             Form 3 - Page 5 of 5



INVESTORS GLOBAL SCIENCE & TECHNOLOGY FUND


By:     /s/  Robert Gibson Darling
        --------------------------
        Robert Gibson Darling,
        Vice-President of
        Investors Group Trust Co. Ltd.,
        as Trustee for
        Investors Global Science & Technology Fund


INVESTORS CANADIAN SMALL CAP FUND II


By:     /s/  Robert Gibson Darling
        --------------------------
        Robert Gibson Darling,
        Vice-President of
        Investors Group Trust Co. Ltd.,
        as Trustee for
        Investors Canadian Small Cap Fund II





Date:   February  21, 2000

**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

        Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.